SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.  20549
___________________
SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Duckwall-Alco Stores, Inc.
--------------------------------
(NAME OF ISSUER)

Common Stock, par value $.01 per share
----------------------------------------
(TITLE OF CLASS OF SECURITIES)

264142100
---------------------------------
(CUSIP NUMBER)

Mr. Robert L. Woodard
Kansas Public Employees
 Retirement System
400 SW 8th, Suite 200
Topeka, KS  66603-3925
(913) 296-6666

Mr. William J. Morgan
Pacholder Associates, Inc.
8044 Montgomery Road,
Suite 382
Cincinnati, OH  45236
(513) 985-3200

Mr. Brian P. Murphy
Portfolio Advisors, Inc.
9 Old Kings Highway South
P.O. Box 1224
Darien, CT 06820
(203) 662-3459
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS)
March 27, 1998
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] . Check the following box if a fee is being paid with this statement [ ] .
1. NAME OF REPORTING PERSONS
	  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	  Kansas Public Employees Retirement System; IRS Tax ID #48-0944170


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
							     (b) [ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS*
	  00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e)                         [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	  State of Kansas
7. SOLE VOTING POWER
	  None
8. SHARED VOTING POWER
	  872,000
9. SOLE DISPOSITIVE POWER
	  None
10.     SHARED DISPOSITIVE POWER
	  872,000
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  872,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	  CERTAIN SHARES*                       [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 17.1%
14. TYPE OF REPORTING PERSON*
	  EP
1. NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	  K.D.F. a Massachusetts Nominee Partnership; IRS Tax ID #48-0930440


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
						     (b) [ ]
3.SEC USE ONLY
4. SOURCE OF FUNDS*
	  00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e)                        [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	  State of Massachusetts
7. SOLE VOTING POWER
	  None
8. SHARED VOTING POWER
	  None
9. SOLE DISPOSITIVE POWER
	  None
10. SHARED DISPOSITIVE POWER
	  None
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  None
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	  CERTAIN SHARES*                            [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	  0.0%
14. TYPE OF REPORTING PERSON*
	  PN
1. NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	  Pacholder Associates, Inc.; IRS Tax ID #31-1089398
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
														     (b) [ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS*
	  00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	  PURSUANT TO ITEM 2(d) OR 2(e)         [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	  State of Ohio
7. SOLE VOTING POWER
	  None
8. SHARED VOTING POWER
	 872,000 sh
9. SOLE DISPOSITIVE POWER
	  None
10. SHARED DISPOSITIVE POWER
	  872,000 sh
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  872,000 sh
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	  CERTAIN SHARES*                         [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	  17.1%
14. TYPE OF REPORTING PERSON*
	  IA, CO


1. NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	  Portfolio Advisors, Inc.; IRS Tax ID #06-1393720
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
							(b) [ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS*
	  00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e)                    [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	  State of Delaware
7. SOLE VOTING POWER
	  None
8. SHARED VOTING POWER
	  872,000
9. SOLE DISPOSITIVE POWER
	  None
10. SHARED DISPOSITIVE POWER
	  872,000
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  872,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	  17.1%
14. TYPE OF REPORTING PERSON*
	  IA, CO
  This Statement on Schedule 13D is a joint filing by the Kansas Public Employees Retirement System ("KPERS"), K.D.F, a Massachusetts Nominee Partnership ("KDF"), Pacholder Associates, Inc. ("PAI") and Portfolio
Advisors, Inc. ("Portfolio"). This filing is an amendment to previous joint filings by KPERS, KDF, PAI and Portfolio.
Item 1.  Security and Issuer
    This Schedule 13D relates to the common stock of Duckwall-Alco
Stores, Inc. (the "Company"), par value $.01 per share. The address of the Company's principal office is 401 Cottage Street, Abilene, Kansas 67410.
Item 2.  Identity and Background
    (a-c,f)  This Schedule 13D is filed by KPERS, KDF, PAI and
Portfolio. KPERS is an instrumentality of the State of Kansas with a business address of 400 Southwest Eighth Avenue, Suite 200, Topeka, KS 66603-3925. KPERS is an umbrella organization which administers funds for members of participating public employers to provide for their retirement, death or termination of employment. KDF is a nominee partnership, acting by and on behalf of KPERS as its nominee. KDF's address is c/o Mellon Trust, One Cabot Road, Medford, MA 02155.
The business address of KDF's partners is the same as that of KDF. PAI is a corporation organized under the laws of the State of Ohio and its business address is Bank One Towers, 8044 Montgomery Road,
Suite 382, Cincinnati, OH 45236. PAI is engaged in business as a registered investment advisor. Portfolio is a corporation organized under the laws of the State of Delaware and its business address is 9 Old Kings Highway South, P.O. Box 1224, Darien, CT 06820-1223. Portfolio is engaged in business to render investment advisory services.
    Pursuant to an Investment Advisory Agreement (the "Agreement") dated
August 7, 1996 between KPERS, PAI, and Portfolio (incorporated by reference as Schedule A to Amendment No. 1 on Schedule 13-D filed by
KPERS, KDF, PAI and Portfolio on September 18, 1996), PAI and Portfolio are responsible for managing KPERS's investment in the Company. Under the terms of the Agreement, KPERS, PAI and Portfolio have shared voting and dispositive power over securities beneficially owned by KPERS and held of record by KDF, a nominee without dispositive powers.
    (d) During the last five years neither KPERS, KDF, PAI and Portfolio, nor any of their officers, partners, directors or trustees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e) During the last five years neither KPERS, KDF, PAI nor Portfolio, nor any of their officers, partners, directors or trustees were a party to a civil proceeding as a result of which a judgment or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Item 3.  Source and Amounts of Funds and Other Consideration
    No funds have been used in the acquisition of beneficial ownership by the parties since the reorganization on May 29, 1991 (see Item 4 below).
Item 4.  Purpose of Transaction
    The common shares which are the subject of this filing are deemed to be held by "controlling persons", as defined by the Securities Act of 1933. As such, limited public market sales may occur pursuant to Rule 144, and as a result, from time to time the filers may elect to dispose of securities of the Company pursuant to the restrictions of Rule 144. Any determinations of sale will be based on various factors, including but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities available to KPERS, general economic, monetary and stock market conditions, and other applicable business and legal considerations. On March 27, 1998, the filers sold 95,000 shares pursuant to Rule 144.

    Except as mentioned above, PAI, Portfolio and KPERS have no plans or proposals which relate to or would result in any of the following:

	  (a) The acquisition or disposition of the securities of the Company;
	  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
	  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
	  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
	  (e) Any material change in the present capitalization or dividend policy of the Company;
	  (f) Any other material change in the Company's business or corporate structure;
	  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issues by any person;
	  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
   (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
	  (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Company
	  (a) Pursuant to the Agreement, KPERS, PAI and Portfolio must jointly agree on any voting or dispositive action on securities beneficially owned by KPERS. Currently, KPERS, PAI and Portfolio beneficially own 872,000 common shares, or 17.1% of all issued and outstanding common shares.

	  (b) KPERS, PAI and Portfolio share the power pursuant to the Agreement (i) to cause KDF to dispose of the 872,000 common shares;
and (ii) to vote any common shares currently owned.
	  (c) On March 27, 1998, the filers sold 95,000 shares pursuant to Rule 144.
	  (d)  None.
	  (e)  None.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
	Information respective to Item 6 is set forth in Item 2 above.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

						KANSAS PUBLIC EMPLOYEES
						  RETIREMENT SYSTEM



						March 30, 1998
						Date



						/s/Robert L. Woodard
						Signature



						Chief Investment Officer
						Title


						KDF, A MASSACHUSETTS NOMINEE
						  PARTNERSHIP



						March 30, 1998
						Date



						/s/Maria Serra
						Signature



						General Partner
						Title



						PACHOLDER ASSOCIATES, INC.



						March 30, 1998
						Date



						/s/William J. Morgan
						Signature



						President
						Title


						PORTFOLIO ADVISORS, INC.



						March 30, 1998
						Date



						/s/Brian P. Murphy
						Signature



						Director
						Title